

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 1, 2010

Mr. Jeffrey S. Keuntjes
Vice-President Finance, Energy Composites Corporation
440 Commerce Drive
Wisconsin Rapids, WI 54494

Re: Energy Composites Corporation
Form 10-K for the year ended December 31, 2008
File No. 0-52397

Dear Mr. Keuntjes:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3689.

                                    Sincerely,

                                    John Hartz
                                    Sr. Asst. Chief Accountant